November 3, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (703) 964-0160

Mr. John R. Signorello
Chief Executive Officer
IceWEB, Inc.
205 Van Buren Street, Suite 420
Herndon, VA  20170

      Re:	IceWEB, Inc.
      Item 4.02 Form 8-K
      Filed November 1, 2005
      File No. 000-27865

Dear Mr. Signorello:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment(s).

1. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-KSB for the fiscal year ended September 30, 2004 and Forms 10-QSB for the periods ended
June 30, 2005 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end September 30, 2004.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please respond to the comments included in this letter within five business days or tell us when you will provide us with a response. You may contact Josh Forgione, at (202) 551-3431, or me, at (202) 551-3403, if you have questions.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. John R. Signorello
IceWEB, Inc.
November 3, 2005
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